Exhibit 99 (a)(1)(D)

Offer Letter to Exchange for Shares of Common Stock

by

IRIDIUM COMMUNICATIONS INC.

of

up to 8,979,434 of its outstanding $7.00 Warrants

(including warrants included in outstanding Units)

at an Exchange Rate of one Share for every six Warrants

THE TENDER OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON OCTOBER 30, 2012, UNLESS THE TENDER OFFER IS EXTENDED.

October 2, 2012

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Enclosed for your consideration are the Offer Letter, dated October 2, 2012 (the “Offer Letter”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), in connection with the offer by Iridium Communications Inc. (the “Company”), a corporation incorporated under the laws of the State of Delaware, to the holders of the Company’s issued and outstanding warrants exercisable for shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at an exercise price of $7.00 per share (the “Warrants”), to purchase an aggregate of 8,979,434 Shares, to permit, during the Offer Period, the exchange of six Warrants for one Share (approximately 0.1667 Share for each Warrant tendered). Some of the Warrants are included in the Company’s outstanding Units, each of which consists of one Share and one Warrant (“Units”). As used herein, the term “Warrants” includes the Warrants included in the Units unless the context requires otherwise. The “Offer Period” is the period of time commencing on October 2, 2012 and ending at 5:00 p.m., Eastern Time, on October 30, 2012, or such later date to which the Company may extend the Offer (the “Expiration Date”).

If your client wishes to tender Warrants included in Units, they will first need to arrange for the separation of the Shares and the Warrants included in those Units. We have informed them that they should contact you or AST Phoenix Advisors, the Information Agent for the Offer, can assist them in this process.

NO FRACTIONAL SHARES WILL BE ISSUED. WARRANTS MAY ONLY BE EXCHANGED FOR WHOLE SHARES. IN LIEU OF ISSUING FRACTIONAL SHARES, ANY HOLDER OF WARRANTS WHO WOULD OTHERWISE HAVE BEEN ENTITLED TO RECEIVE FRACTIONAL SHARES WILL, AFTER AGGREGATING ALL SUCH FRACTIONAL SHARES OF SUCH HOLDER, BE PAID CASH (WITHOUT INTEREST) IN AN AMOUNT EQUAL TO SUCH FRACTIONAL PART OF A SHARE MULTIPLIED BY THE LAST SALE PRICE OF THE SHARES ON THE NASDAQ GLOBAL SELECT MARKET ON THE LAST TRADING DAY PRIOR TO THE EXPIRATION DATE.

WARRANTS NOT EXCHANGED FOR SHARES SHALL EXPIRE IN ACCORDANCE WITH THEIR TERMS ON FEBRUARY 14, 2013 AND OTHERWISE REMAIN SUBJECT TO THEIR ORIGINAL TERMS.

IT IS THE COMPANY’S CURRENT INTENTION NOT TO CONDUCT ANOTHER OFFER DESIGNED TO INDUCE THE EXCHANGE OF THE WARRANTS. HOWEVER, THE COMPANY RESERVES THE RIGHT TO DO SO IN THE FUTURE, AS WELL AS TO EXERCISE ITS ABILITY TO REDEEM THE WARRANTS IF AND WHEN IT IS PERMITTED TO DO SO PURSUANT TO THE TERMS OF THE WARRANTS.

Enclosed with this letter are copies of the following documents:

1.	Letter of Transmittal, for your use in accepting the Offer and exchanging Warrants and for the information of your clients;

2.	Notice of Guaranteed Delivery with respect to Warrants, to be used to accept the Offer in the event (a) your Warrants are not immediately available, (b) the procedure for book-entry transfer cannot be completed on a timely basis, or (c) time will not permit all required documents to reach the Depositary prior to the Expiration Date (as defined in the Offer Letter); and

3.	Form of letter that may be sent to your clients for whose accounts you hold Warrants or Units registered in your name or in the name of your nominee, along with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer.

Certain conditions to the Offer are described in Sections 1 through 4 of the Offer Letter.

We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 5:00 p.m., Eastern Time, on October 30, 2012, unless the Offer is extended.

Other than as described herein, the Company will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent, as described in the Offer Letter) in connection with the solicitation of tenders of Warrants pursuant to the tender offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed tender offer materials to your clients.

Questions regarding the Offer may be directed to AST Phoenix Advisors, as Information Agent, at 110 Wall Street, 27th Floor, New York, NY 10005, (telephone number: (212) 493-3910 or toll free: (877) 478-5038) and email info@phoenixadvisorsast.com) or to American Stock Transfer & Trust Company, LLC, as Depositary, Attention: Reorganization Department at 6201 15th Avenue, Brooklyn, NY 11219 (telephone number: (718) 921-8317 or toll free: (877) 248-6417).

Very truly yours,

Iridium Communications Inc.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person affiliated with you to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

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